PRESS RELEASE

Sanofi Announces New Long Term Objectives

Commenting on the Group’s outlook, Sanofi CEO Christopher A. Viehbacher said: “Sanofi has undergone an impressive transformation over the last two and a half years and the patent cliff is now almost behind us. While 2012 will be impacted by the loss of exclusivity of Plavix® and Avapro® in the U.S., Sanofi is set to embark upon a period of consistent and sustainable growth. Due to the strength of our growth platforms, the addition of Genzyme as well as our continuous financial discipline, today we are setting for ourselves the objective of delivering sales growth1 of at least 5% per year on average over 2012-2015. Average business EPS2 growth1 is expected to exceed sales growth over the same period. Our target to bring the dividend payout ratio to 50% reflects the improved future outlook of the company and our commitment to create shareholder value.”

Highlights

•	Over 2012-2015, Sanofi expects to deliver sales growth of at least 5% on average[1] and higher business EPS[2] growth[1].

•	Growth platforms and Genzyme expected to provide more than 80% of Group sales in 2015.

•	New cost-control initiatives together with Genzyme cost synergies are expected to generate savings of €2bn3 by 2015.

•	Solid progress on R&D transformation with the potential to launch 19 projects by end of 2015.

•	Sanofi reaffirms its commitment to improve shareholder return with a progressive increase of payout target, expected to reach 50% in 2014[4] from 35% for 2010[5].

Paris, France – September 6, 2011 - At 1:30 pm (GMT+1) today, Sanofi (EURONEXT: SAN and NYSE: SNY) is holding a Thematic IR Seminar on Strategy and Outlook, in Paris. The presentation will be audio webcast live on www.sanofi.com and will include a Question & Answer session with the audience.

2008-2011: Transforming Sanofi

Since the end of 2008, Sanofi has led an impressive transformation by executing a new strategy focused on three pillars: increase innovation in R&D, pursue external growth opportunities, adapt structure for future challenges and opportunities. Over this period, the group has centered its activities around six growth platforms including Emerging Markets6, Human Vaccines, Diabetes solutions, Consumer Health Care, Innovative Products and Animal Health. These platforms have been strengthened through the reallocation of resources and acquisitions. Since January 2009, the Group has invested €23 billion in 23 acquisitions, including Genzyme, to develop and support its growth platforms. The acquisition of Genzyme adds a global center for excellence in rare diseases and multiple sclerosis. In parallel, Sanofi has built a leaner Pharma R&D organization. A comprehensive and rigorous review of the R&D portfolio was performed and enabled the Group to refocus on high-value projects and to reallocate resources to external partnerships. At the same time, Sanofi signed 61 in-licensing agreements to enrich its R&D portfolio. The management team has also been enhanced by adding senior executives with solid international experience.

2011-2012: Mitigating the impact of the patent cliff

In 2011, sales of key genericized products7 are expected to decline to about €3 billion vs. €7.6 billion in 2008. In parallel, consolidated sales generated by growth platforms and Genzyme should exceed €22 billion this year vs. €11.8 billion in 2008. The last significant headwind remains the impact on profit contribution from Plavix® and Avapro® in the U.S. following the end of exclusivity in May 2012 and March 2012, respectively. This impact on the business net income2 is estimated to be around €1.4 billion (net of tax) in 2012. Given this impact, the Group’s business operating2 margin is expected to be around 31% in 2012.

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2012-2015: Generating consistent and sustainable growth

Growth platforms - The growth platforms and Genzyme are expected to generate approximately 66% of group sales in 2011 and to contribute more than 80% of Group sales in 2015. Sanofi expects to extend its leadership in Emerging Markets6 which are expected to account for 38% to 40% of its sales in 2015 compared to 29% in 2010. This objective implies double digit sales growth in Emerging Markets6 over 2012-2015.

Tight cost control - As previously announced, the €2 billion8 cost savings program initiated in 2009 will be reached in 2011, two years ahead of target. Furthermore, Sanofi now expects that new initiatives combined with the previously announced $700 million savings expected from the acquisition of Genzyme will generate additional incremental cost savings of €2 billion3 by 2015.

R&D objectives - The R&D transformation initiated in 2009 should start to deliver results during 2012-2015 with 19 potential projects to be launched. Of these 19 projects, 6 are scheduled to be filed between July 2011 and March 2012 (KynamroTM - mipomersen, Visamerin®/Mulsevo® - semuloparin, AubagioTM - teriflunomide, ZaltrapTM - aflibercept, Lyxumia® - lixisenatide, LemtradaTM - alemtuzumab). AubagioTM and KynamroTM were recently filed in the U.S. and in EU, respectively.

2013 objective - In July 2009, Sanofi announced its objective to achieve at least the same level of sales and a comparable business net income2 level in 2013 vs. 2008. In February 2011, Sanofi announced the expected accretion from the acquisition of Genzyme in 2013. Despite recent healthcare reforms in the U.S. and austerity measures in EU, Sanofi confirms today both its original objective for 2013 and the incremental contribution from Genzyme.

Sales and business EPS2 growth - At today’s seminar, Sanofi will present its prospects for long term growth and its objective to deliver average sales growth of at least 5% per year1 over 2012-2015. Sanofi targets average business EPS2 growth per year1 to be superior to sales growth over the same period. As a result of leverage of growth platforms, synergies from Genzyme and Merial and new cost savings program, Sanofi expects to improve the business operating2 margin over 2012-2015.

Capital allocation - Given its commitment to shareholder value creation and its improved outlook, Sanofi has decided to progressively increase the dividend payout to 50% by 20144 compared to 35% for 20105. The company also confirms its current practice of opportunistic share buy back.

(1)	Compound annual growth rate (CAGR)
(2)	See below for definitions of business net income and business operating income
(3)	At CER before inflation and tax and on a constant structure basis
(4)	Dividend paid in 2014
(5)	Dividend paid in 2011
(6)	World less the U.S. and Canada, Western Europe, Japan, Australia and New Zealand
(7)	Lovenox® U.S., Plavix® Western Europe, Taxotere® Western Europe & U.S., Eloxatin® U.S., Ambien CR® U.S., Allegra® U.S., Aprovel® Western Europe, Xyzal® U.S., Xatral® U.S., Nasacort® U.S. - Generic makers of oxaliplatin (Teva, Fresenius Kabi (formerly Dabur), Sandoz, Mayne/Hospira, MN/Par, Actavis and Sun) required to cease selling in the U.S. since June 30, 2010 but litigation continues.
(8)	At CER before inflation and tax and on a constant structure basis compared to 2008

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Definition of business operating income / business net income

Definition of business operating income

“Business operating income”, adopted in order to comply with IFRS 8, is an indicator that we use internally to measure operational performance and allocate resources.

Business operating income is derived from Operating income, adjusted as follows:

•	the amounts reported in the lines Restructuring costs, Fair value remeasurement of liabilities related to contingent consideration and Other gains and losses, and litigation, are eliminated;

•	amortization and impairment losses charged against intangible assets (other than software) are eliminated;

•	the share of profits/losses of associates and joint-ventures is added;

•	the share attributable to non-controlling interests is deducted;

•

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint-ventures) are eliminated;

•	restructuring costs relating to associates and joint ventures are eliminated.

Definition of business net income

“Business net income” is defined as Net income attributable to equity holders of Sanofi, excluding (i) amortization of intangible assets; (ii) impairment of intangible assets, (iii) fair value remeasurement of liabilities related to contingent consideration; (iv) other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures); (v) restructuring costs (including restructuring costs relating to associates and joint ventures), (vi) other gains and losses, and litigation; (vii) the impact of the non-depreciation of the property, plant and equipment of Merial in 2010 (in accordance with IFRS 5) (viii) the tax effect related to the items listed in (i) through (vii); as well as (ix) the effects of major tax disputes and (x) the share of non-controlling interests in items (i) through (ix). Items (ii), (v) and (vi) correspond to those reported in the income statement line items Restructuring costs, Fair value remeasurement of liabilities related to contingent consideration and Other gains and losses, and litigation.

We also report “business earnings per share” (“business EPS”), a non-GAAP financial measure that we define as business net income divided by the weighted average number of shares outstanding.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi : www.sanofi.com

Media Relations: (+) 33 1 53 77 46 46 - E-mail : MR@sanofi.com

Investor Relations : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi.com

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